SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04034136

FORM 11-K

MANUALLY SIGNED

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from __________ to __________

JUN 28 2004

Commission file number: 001-13936

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BostonFed Bancorp, Inc.
17 New England Executive Park
Burlington, Massachusetts 01803

REQUIRED INFORMATION

Item 1-3. Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Plan financials will be filed by amendment.

Exhibits:

Exhibit 23.0 Consent of KPMG LLP*

*To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2004

Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust

By: ______________________

David P. Conley
Plan Administrator